Template Letter to "Lighthouse Community"

Dear Lighthouse Community,

Kristian here - with an announcement and a personal thank you. The outpouring of love, support, and understanding by hundreds of you over the last couple of months has been the most amazing thing I have ever experienced in my life. A bad situation got significantly worse, and you rallied behind us, behind me, behind this crazy vision that we have for a better world, a better fashion industry, and ultimately a better future.

A sincere and genuine thank you, I have been moved to tears by your comments of support, encouragement, and patience. It has shown me just how strong this community has become, and just how fortunate we are to have had the opportunity to cross paths with each and every one of you. It has shown me that for so many of you, this is not just about the jeans, you see, feel, and understand the vision, and for that, I cannot thank you enough.

I'm writing to you today to keep you in the loop and to fulfill one of the promises of our lighthouse program - to give you early access to better investment terms, and pre-public access.

I know for some of you, this is not something you're interested in and that is completely fine, your participation in our slow fashion revolution, and your continued support are more than I could have ever asked for to begin with.

But I promised in the creation of the lighthouse community you'd be among the first to know, and so here is the information.

Yesterday this e-mail was sent out to our investor community, I highly encourage you to read it if you're interested in our project

It outlines our year of frustrations that all of you know better than anybody, a year of consistent and constant disappointment, unacceptable delays, and hundreds of thousands of dollars in damages.

It also outlines that we know this cannot and will not work in the long term. Timelines are too long, the team is stretched too thin, and the supply chain is too messy to ever properly build the solution we set out to build.

As a result, we have decided to build our own factory - Groovy Labs - a facility set up for our system, built with over 10 layers of customization, hundreds of sizing options, and the ability to create what we set out to build in the first place.

We strongly believe this is the path forward and one that actually challenges fast fashion to its very core. After hundreds of setbacks, disappointments, and failures, our team is not quitting, we are doubling down on our vision, our mission, and our goal, and we wanted you to be the first to know.

Should you be interested in learning more about the campaign, here is the link, it is a work in progress as we march toward a public launch later this month, but as members of our lighthouse community you're in before the crowds. We have very fortunately already seen almost $20,000 in commitments on Wefunder, and another $50,000 in verbal commitments in 12 hours, an unbelievable start to our campaign. We are currently in the "testing the waters" phase of our campaign, meaning that all commitments are refundable until confirmation later this summer. Meaning if you wanted to reserve your spot, you can cancel at any time in the future.

Once again, I understand that for some of you, you're not interested, quite frankly do not trust us after the mistakes in our first launch, or maybe do not want to be a part of the revolution moving forward, and I do not blame you. I did however make a commitment to keep you in the loop. It has been a whirlwind of a year, and one with more lows than highs, and I still thank you for your commitment to us regardless. However our lows have been our greatest teachers, and I am so unbelievably confident that as a result of these setbacks, we have managed to find a path forward, a path to a new and unprecedented system that allows us to change hundreds of people's lives in the process.

Should you be interested in hearing the pitch live I have a variety of live sessions with Q&A's scheduled here

Or feel free to respond to this e-mail and I will gladly get back to you. And if you have support-related questions regarding jeans, please reach out to hello@slojeans.co we're working through all those tickets this weekend!

Thank you for your continued support and commitment to our long-term vision, we could not and would not be here without you, and I am so excited to be able to fix this system and change the world alongside each and every one of you.

All the best, have a great weekend, and I hope to see you at a live session,

Kristian

Past investor Update #1

Hello slø Investor Community,

Welcome to your first weekly campaign update.

The campaign has now been privately live for about 72 hours, and we've managed to secure $40,000+ on WeFunder and another $50,000 in verbal commitments, a fantastic start to our campaign! We've also got about 30 people signed up to join us for live pitches this week!

We are about 20% of the way to our goal of raising $500,000. Our goal for this week is to finish at $100,000 committed on Wefunder!

With the goal of securing $200,000 in funding on Wefunder before going live to the public at the end of the long.

We've also received a lot of questions, so I wanted to address them in today's weekly update.

Question: What happens to my previous investment?

Answer: This is simply another investment round for slø who will own Groovy Labs outright as a subsidiary. Your original investment in our first round at 3.5m is unaffected, and this is just another opportunity for people to buy into slø. Hypothetically imagine you were buying shares on the stock market. You bought at the first offering at $10, we are offering another sale now, but at $15. They are the same shares, in the same company, and the same mission!

Question: Why does my investment say it is cancellable and refundable?

Answer: We are still in the "testing the waters" phase meaning any commitment to this round is eligible for a refund until our legal paperwork is completed in which you will be prompted to confirm your investment. This is not talking about your prior investment, your initial confirmed investment from 2022 is still valid at the original terms and will be executed via the SAFE agreement when the conditions are met.

Question: When will the factory be ready?

Answer: It will take approximately 4-6 months for us to get the factory up and running, we will hopefully be producing jeans within about 90 days of successful funding, but will use that time to practice, perfect the process, and produce your investor jeans, where we can spend ample time ensuring we have the product perfect before going live to the public. The aim is to be ready for the busy Fall Season when everybody in North America and Europe put away their shorts and begin wearing jeans.

Question: I can't invest this time, how else can I help?

Answer: That is a really really kind and appreciated question! The best thing that can be done is sharing our Wefunder profile with anybody that you might think would be interested, or sending me an e-mail to make an introduction. Lots of our original investors were through introductions from other investors in this community! I love introduction calls, and I am more than happy to pitch friends, family, or colleagues that you think could be interested!

Question: What if I change my mind?

Answer: Of course we will be disappointed, but that's totally okay! Momentum is key with these kind of investment campaigns so we're very excited when people reserve a spot, even if they're not 100% convinced yet and know they can refund at a later time. I encourage anybody who is interested to secure your spot while we're still in Earlybird pricing, and then please come to me with your questions, comments, and concerns, and I will gladly do my best to help you feel confident and comfortable enough to confirm.

Question: When does the TikTok series start? Why are you making a series?

Answer: We're filming right now! We've got a 200 episode TikTok series planned over the next six months, we will be brining you inside slø as we take on one of the biggest challenges possible in the fashion industry. We aim to give you a reality tv series style look into our lives, stories, and vision, and believe it has the potential to be one of the biggest social media based shows ever. Our aim is 50m views, and we strongly believe we can hit that with the team that we've put together.

Thank you for your support, your investments, and most importantly your trust.

Thank you for giving us an opportunity to live our dream, and build our dream. I am so unbelievably grateful to have you all in our corner.

And lastly, a big thank you for all the kind messages you have submitted on Wefunder, they have moved us to tears on several occasions, I'm sorry I know I say that a lot, but I'm a cryer when it comes to these kind of things, (that and movies)

All the best, and I will see you next week with your next investor update.

Stay Groovy

Kristian

Template for past investors

Subject: Exciting News: Early Bird Pricing for slø's Next Investment Round on Wefunder!

Dear [Investor's Name],

We hope this message finds you well. We are thrilled to announce the launch of our next investment round on Wefunder, and we would love for you to be a part of it once again!

As a valued existing investor, you have been instrumental in our journey so far. To show our appreciation and to give you the first opportunity to continue supporting slø, we are offering an exclusive early bird pricing with a 25% discount on the valuation.

Here are the key details:

- **Platform**: Wefunder (where you invested last time!)
- **Early Bird Discount**: 25% off the valuation (7.5m instead of 10m)
- **Offer**: Available for a limited time (up to the first $50,000 invested)

We are excited about the future of slø and the impactful steps we are taking towards revolutionizing the fashion industry with our sustainable, personalized approach. Your continued support will help us scale even further and drive the change we all want to see.

To take advantage of this special offer and invest again, please visit our Wefunder page [insert link here].

Thank you for believing in us and being a part of our journey. We look forward to having you with us as we embark on this exciting new chapter!

Warm regards,

[Your Name]

CEO, slø

[Contact Information]

[Wefunder Link]

Please note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Template for new investors (public list)

Subject: Join the Revolution: Invest in slø's Next Chapter on Wefunder!

Dear [Recipient's Name],

We are excited to invite you to be a part of something truly revolutionary! slø, the trailblazer in sustainable and personalized fashion, is launching its next investment round on Wefunder, and you can join us on this incredible journey.

What is Crowdfunding?

Crowdfunding allows you to invest in early-stage companies like slø, helping us grow and achieve our mission. Instead of a few large investors, we are inviting many passionate supporters to invest small amounts. It's a way to democratize investment and let you own a piece of the companies you believe in.

Why Invest in slø?

At slø, we are changing the fashion industry with our innovative, zero-waste manufacturing system and AI-powered micro-factory. Our commitment to crafting high-quality, sustainable products has already resonated with thousands of customers, and we are just getting started.

How Will We Use the Funds?

Your investment will help us:

- **Expand Our Production**: Increase our capacity to meet growing demand.

- **Enhance Technology**: Develop new features for our DISCO AI system and sizeYOU platform.

- **Grow Our Team**: Bring in top talent to support our mission and operations.

- **Boost Marketing Efforts**: Reach more people and share our story with the world.

Exclusive Early Bird Offer:

As an early supporter, you can take advantage of our exclusive early bird pricing, offering a 25% discount on our valuation. This is a limited-time opportunity, so don't miss out!

Get Started:

To join us and become an investor in slø, visit our Wefunder page [insert link here] and learn more about how you can be a part of the future of fashion.

Thank you for considering this opportunity to invest in a better tomorrow. Together, we can drive the change the fashion industry needs.

Excited to have you on board!

Warm regards,

[Your Name]

CEO, slø

[Contact Information]

[Wefunder Link]

Hello Investor Community -

Kristian here with another weekly update from our Groovy Labs Campaign live here: https://wefunder.com/groovylab

This week we held 3x live pitches and had almost 25 people join us for an hour of pitches, questions, and answers. We have a few more sessions this week!

Feel free to join us for our remaining pitches here Including one this evening at 8PM EST: https://calendly.com/kristianslo/live-investor-pitch-q-a-slo

We have continued to gain verbal commitments but have fallen behind on our goal of Wefunder's secured investments. If you're yet to invest but plan on it, please note there are 14 days left to secure early bird pricing at 6m valuation, substantial savings to the 7.5m we will be launching publicly with.

There are 900 investors from the first round, our goal is to have 450 of you join us for the second round. Right now we sit at 140 after 10 days of raising. Every dollar counts and we have a huge roadmap ahead we are very excited about, we strongly believe if we can execute this plan we will revolutionize the industry, change millions of lives, and get you a substantial return.

There have been some massive developments in recent days that could push this project to the next level.

We have developed a plan to build out the future of retail, bringing together the made to order experience, with the security of seeing, feeling, and trying the product in store.

We are developing a step by step build your jeans experience that can be placed in retail stores using a self service kiosk (looks similar to a self service screen you'd see at a restaurant or fast food location). We will have all of our fabric options, trims, and size sets available at the stores location, as well as having the ability to get assisted with measurements, or using the 3D sizing tool that can be accessed using the self service kiosk. People can then build out their dream jeans, see their options develop with accurate 3D renderings in real time, and see the physical display in front of them as they do. They can then check out, pay directly at the kiosk (eliminating the need for social interaction if you're more introverted or don't like to ask for assistance) and in 21 days the jeans will arrive at your home.

We have been quietly working on this model for quite some time, but finally have traction with a couple of large department stores in both the US and China and believe this could push the project to new heights.

Our goal would be to launch this project later this year, and it could ultimately be our biggest leap forward yet.

Here were some of the key Q&A's from this week:

Q: How long does the early bird pricing last?

A: We will only be able to guarantee the early bird pricing until the end of the month, we will then launch the campaign publicly and will be unable to differentiate between existing investors or new investors, for the time being the only people who are able to access the investment page are previous investors and other high-value community members!

Q: Will you keep producing products between now and the factory opening?

A: Yes! We plan on expanding our production network outside of Italy as well to ensure we can continue to launch new and innovative products while we build out our factory. We anticipate a lot of people waiting for the "build your jeans" experience, so we're aiming to get that website up as quickly as possible in order to begin to collect deposits for that project as well.

Q: How will returns work with a custom product?

A: Returned custom jeans will enter our "ready to wear" side of the site after inspection, allowing people to search by size, color, cut, or style. You will then be able to browse the available pairs that can ship out same day! If you also happen to create the same variant of jean through the builder, and we have one available ready to wear, we will offer that to you to eliminate wait times! There is also potential for a small amount of them to be shipped to stores and sold as ready to wear!

Thank you for your continued support, and I will be back next week with another update

Stay Groovy,

Kristian

Please note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Social Media

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  - We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.